SHORT-TERM NO-LAPSE GUARANTEE RIDER
This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”). If the Rider is effective after the Policy Date, the effective date for this Rider will be shown on the Policy Specifications. If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.
Rider Benefit Summary – This Rider guarantees that the Policy will continue in effect until the end of the No-Lapse Guarantee Period if you pay a premium by the beginning of each Policy month at least equal to one twelfth of the No-Lapse Guarantee Premium, and if you have taken no Policy loans or withdrawals, and if there have been no changes (scheduled or unscheduled) in coverage under this Policy. The Policy will also stay in effect under this Rider with other premium payment patterns and with other coverage amounts so long as the Short-Term No-Lapse Guarantee Condition, as described below, is satisfied.
No-Lapse Guarantee Period – is the time during which we guarantee the death benefit will remain In Force if the Short-Term No-Lapse Guarantee is in effect. The No-Lapse Guarantee Period is shown in the Policy Specifications. The No-Lapse Guarantee Period begins on the Policy Date and does not re-start if coverage is added or increased.
No-Lapse Guarantee Premium – is an amount used during the No-Lapse Guarantee Period to determine the No-Lapse Credit (see next section), which in turn is used to determine if the Short-Term No-Lapse Guarantee is in effect. The No-Lapse Guarantee Premium is expressed as an annual amount. The No-Lapse Guarantee Premium in effect as of the Policy Date is shown in the Policy Specifications. The No-Lapse Guarantee Premium may change as described in the “Changes in No-Lapse Guarantee Premium” section below.
No-Lapse Credit – is used to determine if the Short-Term No-Lapse Guarantee is in effect. It is calculated at the beginning of each Policy month during the No-Lapse Guarantee Period. The No-Lapse Credit as of the Policy Date, which is also the first Monthly Payment Date, is equal to the premium paid less one-twelfth of the No-Lapse Guarantee Premium. On any other Monthly Payment Date, the No-Lapse Credit is equal to:
•	The No-Lapse Credit as of the prior Monthly Payment Date multiplied by i, where:

– i = no greater than 1.00327374 if the No-Lapse Credit is negative; otherwise,

– i = the Monthly Factor for Accumulation of the No-Lapse Credit shown in the Policy Specifications;

•	Plus premiums received since the prior Monthly Payment Date;

•	Less withdrawals taken since the prior Monthly Payment Date; and

•	Less one-twelfth of the then current No-Lapse Guarantee Premium.
Net Accumulated Value – is the Policy Accumulated Value less Policy Debt.
Changes In No-Lapse Guarantee Premium – Any increase in Face Amount, scheduled or not, or addition or increase in coverage will cause an increase in the No-Lapse Guarantee Premium. A decrease in Face Amount or in other coverage will not cause a decrease in the No-Lapse Guarantee Premium. If the No-Lapse Guarantee Premium changes as a result of such change, we will inform you of the amount of the changed No-Lapse Guarantee Premium.
Short-Term No-Lapse Guarantee Condition – For the Short-Term No-Lapse Guarantee to be in effect, the No-Lapse Credit less Policy Debt must be equal to or greater than zero.
Catch-Up Amount – If the Short-Term No-Lapse Guarantee has become ineffective because the above condition has not been satisfied, the Short-Term No-Lapse Guarantee may be brought back into effect by paying the Catch-Up Amount. The Catch-Up Amount is equal to the amount of premium necessary after deduction of the Premium Load so that the No-Lapse Credit less Policy Debt is equal to zero.

ICC12 R12SNL	Page 1 of 2

Short-Term No-Lapse Guarantee Benefit – If the Short-Term No-Lapse Guarantee is in effect, and if your Policy would lapse in the absence of this Rider due to insufficient Net Accumulated Value, to cover the Monthly Deductions due, the Policy will not enter the grace period and will not lapse. Instead, the Policy will continue under the Short-Term No-Lapse Guarantee and it will stay In Force as long as you continue to meet the Short-Term No-Lapse Guarantee Condition.
Monthly Deductions Deficit – If the Policy is continued under the Short-Term No-Lapse Guarantee, then the Policy has no Net Accumulated Value from which Monthly Deductions can be collected. Any such uncollected amounts are accumulated without interest and the result is called the Monthly Deductions Deficit. Any net premium received when the Policy is continued under the Short-Term No-Lapse Guarantee will first be used to reduce the Monthly Deductions Deficit. After the Monthly Deductions Deficit is reduced to zero, any excess will be applied to the Accumulated Value, as described in your Policy. If you want to keep your Policy In Force at the end of the Guarantee Period, you must make a payment sufficient to reduce the Monthly Deductions Deficit to zero. In such case, any excess will then be applied to the Accumulated Value, as described in your Policy.
Other Riders Attached To Policy At Issue – If the Policy is continued under the Short-Term No-Lapse Guarantee, any attached Riders will continue or end according to their terms.
Reinstatement – If the Policy has lapsed and you later wish to reinstate it, you will need to satisfy the reinstatement conditions described in the Policy. Upon Policy reinstatement we will bring forward any Catch-Up Amount and any Monthly Deductions Deficit, without interest. Any Catch-Up Amount existing at the time of lapse will need to be paid upon Policy reinstatement if you wish the Short-Term No Lapse Guarantee Benefit provided under this Rider to be in effect.
Termination – This Rider will end on the earliest of:
•	Your Written Request;

•	If you add any Rider that has charges;

•	The date when the No-Lapse Credit and the Net Accumulated Value are both less than zero; or

•	At the end of the Guarantee Period.

[www.PacificLife.com]	[(800) 347-7787]

ICC12 R12SNL	Page 2 of 2